Shareholder Meeting Results for the Apollo Tactical Income Fund
("AIF")

      On May 13, 2014, AIF held its Annual Meeting of
Shareholders for the election of Directors of AIF. The proposal was approved by AIF's shareholders and the results of the voting are as follows:

Name                      For                        Withheld
Robert L. Borden       12,854,360.506               148,569.227

Carl J. Rickertsen     12,850,648.476               152,281.257

      Barry Cohen, Glenn N. Marchak, Todd J. Slotkin and Elliot
Stein, Jr. continue to serve in their capacities as Directors of AIF.